UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of March 2005

Commission File Number: 001-31545

Harmony Gold Mining Company Limited

(Translation of registrant’s name into English)

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐    No ☒

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/038232/06)

Share code: HAR ISIN: ZAE000015228

(“Harmony”)

NEWS RELEASE FROM HARMONY

24 March 2005

Further updates from Harmony

Strike action in Free State

Harmony confirmed that approximately 21 000 people employed in the original Harmony and Freegold operations in the Free State went out on strike last night. The company estimates that production loss per working day will be 5000 oz, which will impact the operating profit by approximately R1 million per day based on the December quarter’s results.

The National Union of Mineworkers (NUM) have informed Harmony they will be taking the four-day Easter weekend off, so negotiations to resolve the issues in dispute will only resume on Tuesday.

Harmony Director Ferdi Dippenaar also confirmed that “employees and members of NUM at our Target operations did not go out on strike following the successful interdict Harmony was granted last night.”

Dippenaar reiterated that unresolved issues include a demand that Harmony implement the Mining Charter with immediate effect, which he says is something impossible to do over night, but that significant progress had been made by Harmony. “We’re the only mining house in South Africa which has converted from ‘old order’ to ‘new order’ mining rights according to the Charter requirements.”

Addendum to mid-quarter update

With regard to information released at the mid-quarter update on 10 March 2005, to ensure that Harmony remains compliant with the guidelines attached to the South African Code for Reporting of Mineral Resources (The SAMREC code), the paragraph reading

The CPR, now in the process of being filed with the JSE, shows that Harmony’s audited proven and probable reserves total 52,1 million ounces. Another 8,3 million ounces of inferred reserves bring Harmony’s total to 60,4 million ounces, in line with the guidance given at the December quarterly results presentation and representing only a 3% difference between Harmony’s and SRK’s reserve estimates.

Should read

The CPR, now in the process of being filed with the JSE, shows that SRK’s audited estimate of Harmony’s proven and probable reserves total 52,1 million ounces. Another 8,3 million ounces which are currently classified by SRK as inferred resources are included in Harmony’s life of mine plans.

ENDS

Issued by (direct line, mobile, email):

Harmony Gold

Ferdi Dippenaar	+27 11 684 0140	+27 82 807 3684
Vusi Magadana	+27 11 684 0140	+27 72 157 5986

South Africa - Beachhead Media & Investor Relations

Jennifer Cohen	+27 11 214 2401	+27 82 468 6469	jennifer@bmsa.co.za
Patrick Lawlor	+27 11 214 2410	+27 82 459 6709	patrick@bmsa.co.za

United States – Financial Dynamics Business Communications

Hollis Rafkin-Sax	+1 212 850 5789	+1 917 509 0255	hrafkin-sax@fd-us.com
Torie Pennington	+1 212 850 5629	+1 917 838 1369	tpennington@fd-us.com

United Kingdom – Financial Dynamics Business Communications

Nic Bennett	+44 207 269 7115	+44 7979 536 619	nic.bennett@fd.com
Charles Watenphul	+44 207 269 7216	+44 7866 438 013	charles.watenphul@fd.com

US Information Agent - MacKenzie Partners, Inc

Daniel Burch	+212 929 5500	proxy@mackenziepartners.com
Steve Balet	+800 322 2885

Unless the context otherwise requires, the definitions contained in the offer document or the registration statement sent to Gold Fields shareholders have the same meaning in this announcement.

The directors of Harmony accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Harmony (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement (File no: 333-120975) on Form F-4 (which was declared effective by the Securities and Exchange Commission (“SEC”) on February 28, 2005) and filed a final prospectus, dated February 25, 2005, with the SEC pursuant to Rule 424(b)(3) of the Securities Act of 1933, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Shares (“ADSs”)) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the United States and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement, the related exchange offer materials and the final prospectus, the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, related exchange offer materials, the final prospectus and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. Investors and holders of Gold Fields securities will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent. The final prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 (212) 929 5500 (call collect) or 1 (800) 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this communication should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony has sent to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 24, 2005

Harmony Gold Mining Company Limited

	By:	/S/ NOMFUNDO QANGULE
	Name:	Nomfundo Qangule
	Title:	Chief Financial Officer